The Advisors’ Inner Circle Fund III

One Freedom Valley Drive

Oaks, Pennsylvania 19456

December 20, 2021

VIA EDGAR

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

Re:	The Advisors’ Inner Circle Fund III (the “Trust”)

Pre-Effective Amendment No. 2 to the

Registration Statement on Form N-14

(File No. 333-259932)

Dear Mses. Rossotto and Fettig:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Trust hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of the Trust, which was filed on December 20, 2021, be accelerated so that such Pre-Effective Amendment will become effective at 4:00 p.m., Eastern Time, on December 20, 2021, or as soon thereafter as practicable.

In connection with this request, SEI Investments Distribution Co., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

THE ADVISORS’ INNER CIRCLE FUND III	SEI INVESTMENTS DISTRIBUTION CO.

/s/ James Bernstein	/s/ John Munch

By: James Bernstein	By: John Munch

Title: Vice President and Secretary	Title: General Counsel

Signatures Page – Request for Acceleration